NO ACT

PE
01/06/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 3 1 2012

Washington, DC 20549

January 31, 2012

12025372

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Kristin R. Kaldor
The Dun & Bradstreet Corporation
kaldork@dnb.com

Re: The Dun & Bradstreet Corporation
Incoming letter dated January 6, 2012

Dear Ms. Kaldor:

This is in response to your letters dated January 6, 2012 and January 25, 2012 concerning the shareholder proposal submitted to Dun & Bradstreet by John Chevedden. We also have received letters from the proponent dated January 10, 2012, January 12, 2012, January 13, 2012, and January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dun & Bradstreet Corporation
Incoming letter dated January 6, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Dun & Bradstreet may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Dun & Bradstreet to amend Dun & Bradstreet's amended and restated certificate of incorporation and fourth amended and restated bylaws to permit shareholders who hold 40% of Dun & Bradstreet's outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Dun & Bradstreet directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Dun & Bradstreet omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Rule 14a-8 Special Shareholder Meeting Proposal v.
Peak-Threshold Company Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the overly vague January 6, 2012 company request to avoid this established rule 14a-8 proposal submitted 2-months earlier.

The company proposed its high 40% threshold, which could make it necessary to attempt to contact all shareholders. This could thus make calling a special meeting too expensive a right to exercise. In other words it would be a moot right based on the burdensome expense triggered by the high company threshold.

The danger of high thresholds is illustrated by the following quote, which addresses the cost of attempting to contact all shareholders. It is from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier (emphasis added):

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, **she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,'** recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kristin Kaldor <KaldorK@DNB.com>

D&B

Decide with Confidence

January 25, 2012

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On January 6, 2012, The Dun & Bradstreet Corporation (the "Company") submitted a No Action Request Letter (the "No Action Request") to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, received from Mr. John Chevedden, for inclusion in the proxy materials (the "2012 Proxy Materials") relating to the Company's 2012 Annual Meeting of Shareholders. Mr. Chevedden then submitted three response letters dated January 10, 12 and 13, 2012. This letter respectfully responds to Mr. Chevedden's collective comments.

The No Action Request was submitted on a timely basis, in accordance with Rule 14a-8(j)(1). We believe the No Action Request clearly sets forth our reasoning for excluding the Shareholder Proposal from the 2012 Proxy Materials. To reiterate our position, the Company plans to submit its own proposal (the "Company Proposal") to give holders of 40% of the Company's outstanding common stock the power to call a special shareholder meeting. Mr. Chevedden's Shareholder Proposal is also proposing such a special meeting right, but sets the required ownership threshold at 10%. Since our 40% threshold is different from the Shareholder Proposal's 10% threshold, the Shareholder Proposal directly conflicts with the Company's Proposal and, therefore, in accordance with a long line of Staff precedent, may be properly excluded under Rule 14a-8(i)(9).

In the No Action Request we indicate that "[i]n order to ensure that the shareholders given the power to call special meetings have a true long term economic interest in the Company, the Company Proposal may contain additional provisions relating to the

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com

calculation of the 40% ownership threshold." Mr. Chevedden asserts that the Company "will ask shareholders to approve the calling of a special meeting by 40% of the *net long* [emphasis added] shareholders." Although in principle the Company believes that a shareholder should not be able to assert governance rights based on shares that are subject to short sales transactions, the Company respectfully advises the Staff that it does not intend to include a requirement in the Company Proposal that shareholders calling a special meeting hold a net long position in the shares that count towards the 40% threshold.

In the No Action Request we further indicate that the "Company Proposal may also contain customary procedural provisions relating to the timing and process for calling a special meeting." Contrary to Mr. Chevedden's assertion that they are "vague" and "un-described," these procedural provisions are very standard and simply establish basic logistical parameters aimed at, among other things, avoiding duplicative meetings that would occur in close proximity to an annual meeting or to another special meeting. In fact, these procedural provisions are so common that they are generally not even mentioned, let alone discussed, as part of the 14a-8 no-action process in connection with special meeting proposals, including in the numerous precedents we cited in the No-Action Request (virtually all of which involved bylaws that included such provisions).

We believe the description of our Company Proposal permits the Staff to determine with all reasonable certainty the actions we intend to take with respect to the Company Proposal and, importantly, to assess the conflict that Mr. Chevedden's proposal presents with the Company Proposal.

We respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2012 Proxy Materials. If we may be of any further assistance, please do not hesitate to contact me at (973) 921-5975 or Richard S. Mattessich at (973) 921-5837.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor
kaldork@dnb.com

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Rule 14a-8 Special Shareholder Meeting Proposal v.
Peak-Threshold Company Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the overly vague January 6, 2012 company request to avoid this established rule 14a-8 proposal submitted 2-months earlier.

The company is proposing to do to the Staff what companies claim certain shareholder proposals could do to the shareholders and thus entitle companies to relief, specially:

"The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved.

"Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable 'to determine with any reasonable certainty exactly what actions or measures the proposal requires.' "

Based on the company no action request, the Staff would be unable to determine with any reasonable certainty exactly what actions or measures the company will take to attempt to avoid this rule 14a-8 proposal.

A rule 14a-8 proposal with the scarce information contained in the company's no action request would be an excellent candidate to be excluded in the no action process.

In response to the rule 14a-8 proposal with a 10%-threshold, the company said it will ask shareholders to approve the calling of a special meeting by 40% of the net long shareholders and insert vague language in both the charter and bylaws. The company said it will add un-described provisions regarding the "timing and process."

So if only 60% of the company's shares are held net long, then to call a special meeting, one would need to get approval from 66% of these shares – useless! Plus the added un-described provisions regarding the "timing and process" could make this barrier still higher.

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

The company does not explain how it plans to avoid misleading shareholders with its unworkable provisions to call a special meeting. The company does not explain how it will inform shareholders that its blue-moon company proposal will not be misleading. The company has not provided a description of any positive comments from any proxy advisor firm on this peak-threshold unworkable proposal. If the company intends to submit a purely defensive proposal, that is doomed to fail, on its ballot to eliminate shareholders from voting on a workable proposal on the same topic, then shareholders should be informed that they are being manipulated and informed of the reasons management thinks it is in their best interest to be manipulated.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kristin Kaldor <KaldorK@DNB.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the overly vague January 6, 2012 company request to avoid this established rule 14a-8 proposal submitted 2-months earlier.

The company is proposing to do to the Staff what companies claim certain shareholder proposals could do to the shareholders and thus entitle companies to relief, specially:

"The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved.

"Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable 'to determine with any reasonable certainty exactly what actions or measures the proposal requires.' "

Based on the company no action request, the Staff would be unable to determine with any reasonable certainty exactly what actions or measures the company will take to attempt to avoid this rule 14a-8 proposal.

A rule 14a-8 proposal with the scarce information contained in the company's no action request would be an excellent candidate to be excluded in the no action process.

This no action request is also pushing the envelope in evading the special meeting proposal through the substitution of a useless proposal. In response to the rule 14a-8 proposal with a 10%-threshold, the company said it will ask shareholders to approve the calling of a special meeting by 40% of the net long shareholders and insert vague language in both the charter and bylaws. The company said it will add un-described provisions regarding the "timing and process."

So if only 60% of the company's shares are held net long, then to call a special meeting, one would need to get approval from 66% of these shares – useless!

Rule 14a-8 was not intended to be an avenue to clutter the governing documents of companies with useless provisions with arcane text that mislead shareholders into believing that they have a right that would be virtually impossible to exercise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kristin Kaldor <KaldorK@DNB.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Dun & Bradstreet Corporation (DNB)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This responds to the overly vague January 6, 2012 company request to avoid this established rule 14a-8 proposal submitted 2-months earlier.

The company is proposing to do to the Staff what companies claim certain shareholder proposals could do to the shareholders and thus entitle companies to relief, specially:

"The Staff, in numerous no-action letters, has permitted the exclusion of shareholder proposals that involve vague and indefinite determinations that neither the shareholders voting on the proposal nor the company would be able to determine with certainty what measures the company would take if the proposal was approved.

"Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable 'to determine with any reasonable certainty exactly what actions or measures the proposal requires.' "

Based on the company no action request, the Staff would be unable to determine with any reasonable certainty exactly what actions or measures the company will take to attempt to avoid this rule 14a-8 proposal.

A rule 14a-8 proposal with the scarce information contained in the company's no action request would be an excellent candidate to be excluded in the no action process.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Kristin Kaldor <KaldorK@DNB.com>

[DNB: Rule 14a-8 Proposal, November 8, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" for takeover defenses. Our company had charter and bylaw provisions that would make it difficult or impossible for shareholders to achieve control by enlarging our board or removing directors and filling the resulting vacancies.

Our CEO Sara Mathew can obtain $39 million in a change in control. Our company did not have a clawback policy which would allow for the recovery of executive pay in the event of fraud or financial restatements. Equity awards given our executives for long-term incentives lacked performance-vesting features. Executive pay policies such as these were not aligned with shareholder interests.

Michael Quinlan was on our Executive Pay Committee and Nomination Committee and had an independence deficiency with his 22-years long-tenure as a director. Mr. Quinlan also received our highest negative votes.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Decide with Confidence

January 6, 2012

Via email to *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Dun & Bradstreet Corporation (the "Company") received from Mr. John Chevedden a shareholder proposal (the "Shareholder Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the proxy materials (the "2012 Proxy Materials") relating to the Company's 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting"). The full text of the Shareholder Proposal and related supporting statement submitted to the Company are attached hereto as Exhibit A.

The Shareholder Proposal requests that the Company give holders of 10% of our outstanding common stock the power to call a special shareholder meeting. As more fully discussed below, the Company plans to submit its own shareholder proposal (the "Company Proposal") to give holders of 40% of the Company's outstanding common stock the power to call a special shareholder meeting. In light of the foregoing, we respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may exclude the Shareholder Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Mr. Chevedden.

Kristin R. Kaldor
Assistant Corporate Secretary
kaldork@dnb.com

103 JFK Parkway, Short Hills, NJ 07078
T 973.921.5975 F 866.608.3587 www.dnb.com

Rule 14a-8(k) under the Exchange Act and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a shareholder proponent is required to send to a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform Mr. Chevedden that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Special Meetings under the Company's Charter and Bylaws

The Company's amended and restated certificate of incorporation (the "Charter") and fourth amended and restated by-laws (the "By-laws") currently provide that special meetings of stockholders may be called only at the direction of the Chief Executive Officer or by the Company's Board of Directors. The Charter and By-laws also provide that the relevant provisions cannot be amended without the requisite shareholder vote.

The Shareholder Proposal

The Shareholder Proposal seeks to allow holders owning 10% of the Company's outstanding common stock the ability to call special meetings, and provides, in relevant part, for the adoption of the following resolution at the 2012 Annual Meeting:

> RESOLVED, Shareowners ask our board to take steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

The Company Proposal

In view of evolving corporate governance practice in this area, the Company's Board of Directors has determined to recommend to the Company's shareholders amendments to the Charter and By-laws, which, if approved by the requisite vote of shareholders at the 2012 Annual Meeting, will permit shareholders of 40% of the Company's outstanding common stock to call a special shareholder meeting. In order to ensure that the shareholders given the power to call special meetings have a true long term economic interest in the Company, the Company Proposal may contain additional provisions relating to the calculation of the 40% ownership threshold. The Company Proposal may also contain customary procedural provisions relating to the timing and process for calling a special meeting.

ANALYSIS

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal

As noted above, the Company's Board of Directors has determined to recommend that shareholders approve the Company Proposal at the 2012 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Company Proposal will directly conflict with the Shareholder Proposal because both proposals address the same issue, the ability to call a special meeting, but include different thresholds for the percentage of shares required to call such meeting. The two proposals would therefore present alternative and conflicting decisions for shareholders and submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(9) where the shareholder proposal and the company proposal present alternative and conflicting decisions for shareholders. More specifically, the Staff has consistently granted no-action relief where the relevant ownership thresholds for special meeting proposals have differed numerically between company sponsored and shareholder sponsored proposals.

The facts in the present case are substantially identical to the facts in several no-action letters where the Staff has permitted exclusion of a conflicting shareholder proposal on this basis. *See, e.g., Waste Management, Inc.* (available Feb. 16, 2011) (concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 20% of the outstanding common stock when a company proposal would require the holding of 25% of the outstanding common stock and a one-year net long holding period); *Genzyme Corp.* (avail. Mar. 1, 2010) (concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of the outstanding common stock to call such meetings); *Honeywell International Inc.* (avail. Jan 4, 2010) (concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 20% of the outstanding common stock to call such meetings and exclude derivatives from the calculation); *Medco Health Solutions, Inc.* (avail. Jan. 4, 2010) (concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of the outstanding common stock to call such meetings); *Int'l Paper Co.* (avail. Mar. 17, 2009) (concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of the outstanding common stock to call such meetings); *EMC Corp.* (avail. Feb. 24, 2009)(concurring in the exclusion of a shareholder proposal requesting the enabling of calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of the outstanding common stock to call such meetings).

Therefore, because the Company Proposal and the Shareholder Proposal directly conflict, the Company respectfully requests the Staff to concur in the Company's view that the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9).

* * * * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from the 2012 Proxy Materials. We will gladly provide you with any additional information and answer any questions that you may have with respect to this matter. If we may be of any further assistance, please do not hesitate to contact me at (973) 921-5975 or to contact Richard S. Mattessich, mattessichr@dnb.com, the Company's Vice President, Associate General Counsel and Assistant Corporate Secretary at (973) 921-5837.

If the Staff disagrees with our conclusion that the Shareholder Proposal may properly be excluded, we would appreciate an opportunity to discuss the matter with the Staff prior to the issuance of a formal response to this letter.

Very truly yours,

Kristin R. Kaldor

Kristin R. Kaldor
kaldork@dnb.com

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

Richard S. Mattessich
Vice President, Associate General Counsel
and Assistant Corporate Secretary
mattessichr@dnb.com

Christie A. Hill
Senior Vice President, General Counsel
and Corporate Secretary
hillc@dnb.com

EXHIBIT A

FISMA & OMB Memorandum M-07-16

Ms. Sara Mathew
Chairman of the Board
The Dun & Bradstreet Corporation (DNB)
103 JFK Pkwy
Short Hills NJ 07078

Dear Ms. Mathew,

I purchased stock in our company because I believed our company had unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — November 8, 2011
Date

cc: Jeffrey S. Hurwitz <hurwitzj@dnb.com>
Corporate Secretary
Phone: 973 921-5500
FX: 973-921-6056
Fax: (866) 608-3587
Kristin Kaldor <KaldorK@dnb.com>

[DNB: Rule 14a-8 Proposal, November 8, 2011]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" for takeover defenses. Our company had charter and bylaw provisions that would make it difficult or impossible for shareholders to achieve control by enlarging our board or removing directors and filling the resulting vacancies.

Our CEO Sara Mathew can obtain $39 million in a change in control. Our company did not have a clawback policy which would allow for the recovery of executive pay in the event of fraud or financial restatements. Equity awards given our executives for long-term incentives lacked performance-vesting features. Executive pay policies such as these were not aligned with shareholder interests.

Michael Quinlan was on our Executive Pay Committee and Nomination Committee and had an independence deficiency with his 22-years long-tenure as a director. Mr. Quinlan also received our highest negative votes.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***